

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 13, 2010

James N. Casey
Authorized Representative for KASLION Acquisition B.V.
1109 McKay Drive
M/S 54SJ
San Jose, CA 95131-1706

> **Re: KASLION Acquisition B.V.**
> **Registration Statement on Form F-1**
> **Filed April 16, 2010**
> **File No. 333-166128**

Dear Mr. Casey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-1 Facing Page

1. We note that the registrant's name on the facing page differs from the name on the prospectus cover and that you intend to convert to a Dutch public company with limited liability. Please tell us:

   - the purpose, process and effect of converting to a public company with limited liability,

   - whether the post-conversion entity currently exists as a matter of law, and

- whether the conversion process will be complete before the effective date of this registration statement.

   Also, please provide us your analysis of whether the post-conversion entity is eligible to use a registration statement filed before the conversion occurred, citing all authority on which you rely.

Prospectus

2.   Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range. We may have further comments when you include pricing information and related disclosure.

Artwork

3.   Given the divestiture of your wireless operations in 2008 into the joint venture ST-NXP Wireless and the subsequent sale of your 20% interest in the joint venture in February 2009, tell us why it is appropriate to include reference to those products in your artwork.

Prospectus cover

4.   We note your intention to apply to list your common stock on either the New York Stock Exchange or Nasdaq Global Market. Please advise us as to the status of any application you have made to be listed; if you have not yet made an application, please tell us when you anticipate making an application relative to the date that you will circulate the preliminary prospectus.

5.   Please remove disclosure of your bookrunners as it is not material to an investment decision and is more appropriate under the heading "Plan of Distribution."

Prospectus Summary, page 1

6.   Your prospectus summary should not include a lengthy description of your business and strategy. Further, we note that nearly identical disclosure appears later in your prospectus. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant, determine how to best highlight those points in clear, plain language and ensure that the amount of detail you include in the summary does not overwhelm the most significant aspects of the offering. Additionally, your summary should be a balanced presentation of the most significant aspects of your offering—not merely a

recitation of extensive details regarding the positive aspects of the investment without balancing disclosure. We note, for example, that:

- you include separately captioned individual paragraphs regarding your strengths and strategy without mention of your weaknesses or risks; and

- you mention your sales as of December 31, 2009 as well as your competitive manufacturing but do not disclose your losses or decrease in equity for that year;

It is unclear why much of the detail in this section is appropriate for a prospectus summary, particularly since much of that detail is repeated elsewhere in your document, and how your summary disclosure is adequately balanced. Please revise substantially.

7. The summary disclosure should not conflict with other disclosure in the filing. For example, you refer to "operational excellence" cited in the fourth bullet point on page 4, which conflicts with the disclosure on page 21 that you have in the past experienced manufacturing difficulties that have given rise to delays in delivery and quality control problems.

Our Strengths, page 2

8. Please provide us independent, objective support for your statements:

- in the first sentence regarding your leadership position;

- in the first bullet point that you have a number one or number two market share position;

- in the fourth bullet point that you "are the number two worldwide supplier of semiconductors," and

- regarding your "rare combination of capabilities" and "rare set of strengths," as noted at the bottom of page 1 and top of page 2.

Please clearly mark the supporting statements. Further, please revise to disclose the quantitative basis for all claims of leadership position and size of market share here and throughout your filing, where the basis is not clear from the context of the disclosure.

9. Refer to the fourth bullet point on page 2. Please tell us the objective criteria you used to determine which companies to highlight in your prospectus summary and

elsewhere in your filing. Also tell us whether any other companies satisfy those criteria.

Our Redesign Program, page 3

10.   Regarding your projected cost savings presented in the first bullet point, please revise here and elsewhere in your document, as appropriate, to disclose any assumptions on which this figure is based. For example, is the amount of annual savings from the restructured operations based on a specific level of research or manufacturing?

Our Strategy, page 4

11.   You disclose in the second sentence of the first bullet point that you will be able to outpace market growth. Please revise here and elsewhere in your document, as appropriate, to clarify:

• what your definition of "market" is;

• what the level of "market growth" is;

• for how long and by how much you will be able to outpace market growth; and

• whether you are referring to growth in sales, revenues, income, or another measure.

Company Information, page 5

12.   Please revise this section to indicate the nature of your relationship with two of your lead underwriters, Morgan Stanley and BofA Merrill Lynch, as described on page 143. To the extent practicable, also quantify their interest in your capital stock.

13.   With a view toward disclosure, tell us the identities of the funds that make up the "Private Equity Consortium" and their relative percentages of ownership of your capital stock through their interests in the consortium.

Corporate Structure, page 8

14.   Please clarify the reason for the mark intersecting the line linking private investors to you in the chart on page 8.

The Offering, page 10

15.   Here and in your Use of Proceeds disclosure on page 31, revise to disclose the
        dollar amount and percentage of the net proceeds of the offering that will be paid
        to or for the benefit of the underwriters and/or their affiliates.

Risk Factors, page 12

16.   We note your reference to "such additional risks" in the introductory paragraph in
        this section. Please revise to remove an implication that you have not disclosed
        all material risks.

17.   Add a risk factor that discloses that, as a foreign private issuer:

        • you will not be subject to Exchange Act Section 14's proxy rules;

        • your officers and directors will not be subject to Exchange Act Section 16's
          insider short-swing profit disclosure and recovery regime; and

        • you will be subject to Exchange Act reporting obligations that, to some extent,
          are more lenient and less frequent than those of a U.S. issuer.

18.   Add a risk factor that discloses the interest of your underwriters in the proceeds of
        this offering, as well as their interests in your capital stock, that you discuss in the
        third and fourth full paragraphs on page 143.

As our business is global, we . . . are exposed to international business risks, page 15

19.   Provide one or more examples of the countries in which the listed risks are most
        likely to occur (p. 15).

Our failure to comply with covenants…, page 16

20.   Please disclose whether you are currently in compliance with your debt
        covenants.

We rely on the timely supply of equipment…, page 21

21.   Please clarify whether your disclosure regarding a single source of supply refers
        to the wafers mentioned on page 93 and expand accordingly.

We will be a foreign private issuer. . ., page 28

22.   Provide one or more examples of how the Netherlands' corporate governance
        requirements, on which you intend to rely, differ from the NYSE or NASDAQ
        Global listing requirements. Include in your disclosure whether the Netherlands'
        requirements provide less protection than those required under the NYSE or
        NASDAQ rules (p. 28).

Capitalization, page 32

23.   Please revise to remove the caption relating to cash and cash equivalents from
        your presentation of capitalization.

24.   We see that the "as adjusted" pro forma data in your filing is not complete. We
        will review this pro forma data once you complete the disclosures.

25.   In this regard, please revise to include a detailed footnote disclosure quantifying
        each pro forma adjustment, along with an explanation of how each pro forma
        adjustment was calculated or determined. As part of your revised disclosure,
        please include all relevant assumptions used in such calculations.

26.   We note from your disclosure on page 31 that you will use the proceeds from the
        offering to repay a portion of your outstanding long-term indebtedness. If the
        repayment will have a significant impact on your financial statements, please
        consider revising your MD&A disclosure to discuss the effects the repayment
        transactions could have on your financial position, results of operations or cash
        flows. Also, if the above repayments could be significant to your financial
        statements, please tell us your consideration of providing a pro forma
        consolidated statement of operations (including per share data) for the latest fiscal
        year presented to reflect any factually supportable repayments of your
        indebtedness as described on page 31, along with disclosures which clearly
        explain the assumptions involved. Refer to SAB Topic 1B2 and 3A, as
        applicable.

Use of Proceeds, page 31

27.   You disclose in the last sentence of the second paragraph that the selection,
        amounts, timing, and methods of note repayments "will depend, among other
        things, on market conditions." Please disclose the approximate amount currently
        intended to be used for each debt obligation. If you are reserving the right to
        change the use of proceeds, revise to include a specific discussion of the
        contingencies and the alternatives.

28.   We note your reference to a tender offer as a method of repaying the notes. Please confirm that any tender offer will comply with Section 14(e) of the Securities Exchange Act of 1934 and Regulation 14E, including the 20-business-day requirement on Rule 14e-1(a).

Management's Discussion and Analysis…, page 39

Tax Incentives for Research…, page 42

29.   Here and elsewhere in your document, as appropriate and to the extent practicable, please quantify the amount of your income subject to the reduced tax rate and how this is affected by the transfer of your sales activities to the Dutch sales entity that you disclose in the third paragraph of this section.

30.   You disclose in the second sentence of the fourth paragraph that you believe that the long-term effective cash tax rate will be in the range of 12% to 14%. Here and elsewhere in your document, as appropriate, please revise to disclose your basis for this estimate and indicate for how long you expect the tax rate to remain at this rate.

Sales, page 49

31.   We note your discussion in the first paragraph on page 50 regarding decrease in sales. For each applicable period and segment, to the extent practicable, please quantify separately the effect of changes in price and volume.

Gross Profit, page 50

32.   Please quantify the effect of the cost reductions on gross profits that you mention in the last sentence of the second paragraph in this section.

Manufacturing Operations, page 56

33.   Refer to the first sentence in this section. Please disclose the duration of your obligations to support the separation of the divested businesses and clarify the manner in which your sales will be limited as they relate to the ongoing operations.

Liquidity and Capital Resources, page 65

34.   Please clarify the last sentence of the first paragraph on page 65 to specify the periods to which you refer.

Contractual Obligations, page 69

35.   Refer to footnote 1 on page 69. Please tell us your basis for excluding purchase
        orders from your table.

Share-based Compensation, page 76

36.   We note from your disclosure here and on page F-67 that during the year ended
        December 31, 2009 you granted replacement options for deeply out of the money
        option as well as new options to employees to purchase common stock. For these
        and all other stock options or equity awards granted during the periods presented
        in your consolidated statements of operations on page F-4, please tell us whether,
        at the date of grant, you obtained a contemporaneous or retrospective valuation of
        your underlying common stock and whether it was performed by an unrelated
        valuation specialist as defined by the AICPA Practice Aid "Valuation of
        Privately-Held-Company Equity Securities Issued as Compensation" (the
        "Practice Aid"). In addition, please revise to disclose the following information
        related to issuances of equity instruments:

        •   Discuss the significant factors considered, assumptions, and methodologies
            used in determining the fair value of the underlying common stock at each
            date on which equity instruments were granted. These additional disclosures
            should include quantitative information regarding your assumptions and the
            weighting of the valuation methods. You should also address why you
            believe that the methods and assumptions used were appropriate under the
            circumstances. In addition, discuss the consideration given to any alternative
            factors, methodologies and assumptions; and

        •   Discuss each significant factor contributing to the difference between the
            estimated IPO price and the fair value determined on each underlying
            common stock, either contemporaneously or retrospectively, as of the date of
            each grant and equity-related issuance. This reconciliation should describe
            significant intervening events within the company and changes in assumptions
            as well as weighting and selection of valuation methodologies employed that
            explain the changes in the fair value of your ordinary shares up to the filing of
            the registration statement.

Business, page 78

Our Repositioning, page 82

37.   Please disclose in the second bullet point the reason for your divestment of the
        wireless business.

38.   Please revise to clarify how your "application marketing" increases your revenue opportunities.

Our Strategy, page 83

39.   Please clarify what you mean by "margin mix" in the second sentence on page 84.

High-Performance Mixed-Signal, page 85

40.   You make various claims of leadership in your table on page 86 and throughout this section. Please provide independent, objective support for these claims and disclose how you measure your position as a leader. In addition, clarify the difference among terms such as "leading franchises," "clear market leader," "niche leader," "a leader," "leading positions," "clear market leader," "leader…to a lesser extent," and "strong positions" that you use in this section.

41.   Please disclose how you selected the key customers identified in your table on page 86 as well as the key distributors in the sentence immediately following. Also make equivalent disclosure for your table on page 90 and the immediately following sentence.

42.   Regarding the industry and market statistics that you cite in your document, please tell us:

- how you confirmed that the data used in your registration statement reflects the most recent available information;

- whether all of the data is publicly available;

- whether you paid for the compilation of any of the data;

- whether any data was prepared for your use in the registration statement; and

- whether the authors of the data consented to your use of such data in the registration statement.

If you were affiliated with the preparation of any of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations

Sales, Marketing and Customers, page 94

43.   We note your statement that your sales and marketing activities are affected by "certain laws and government regulations." Please expand your disclosure to

provide a description of the material effects of government regulations on your business, identifying the regulatory body. Refer to Item 4.B.8 of Form 20-F.

Alliances and Investments, page 95

44.   You disclose in the first paragraph on page 96 that payments to SSMC could be significant if your demand for production falls. Please disclose the capacity percentage that would trigger the payment as well as the current capacity that you are using. Also, disclose the amount of payment.

Environmental Regulation, page 98

45.   Regarding your disclosure in the last paragraph of page 98, please disclose the nature of the contamination issues and identify the properties. Refer to Item 8.A.7 of Form 20-F.

Management, page 101

46.   To the extent that the conversion is completed before the offering is declared effective, please update the introductory paragraph and similar language in this section accordingly.

Management Structure, page 104

47.   Refer to the last full paragraph on page 105. Please expand your disclosure to explain briefly why it is not currently possible for the board to suspend an executive director.

Compensation, page 107

48.   We note that you intend to disclose the annual compensation of your chief executive officer and chairman of the board for the year ended December 31, 2009. Advise us as to whether you have disclosed, or are required to disclose, the annual compensation of your other directors and executive officers on an individual basis under Dutch law for 2009 (p. 108). See Form 20-F Item 6.B.1.

49.   You disclose in the first paragraph that the remuneration of non-executive directors is resolved upon by your stockholder meeting. Please clarify how the stockholders determine the amount of compensation and what alternatives are available to you if the stockholders do not approve the amount of compensation.

Annual Incentive, page 108

50.   Please expand your disclosure to explain why no incentive bonuses were paid in 2009. Further, given that cash incentive awards paid in any year relate to achievements of the preceding financial year, also disclose whether bonuses were earned for achievements in 2009.

Summary Compensation Table, page 110

51.   Please tell us the reason for the proposed entries in your table for directors other than your chairman, given your disclosure in the first paragraph on page 108 that other than your chairman, your directors do not currently receive any compensation.

Corporate Governance, page 110

52.   Disclose whether Dutch law or your articles of association:

- permits a director to vote on a matter in which he or she has an interest;

- requires a majority of your directors to be independent;

- allows shareholders to approve corporate matters by written consent;

- permits cumulative voting;

- allows a 5% shareholder access to corporate records; and

- allows for the issuance of preferred stock or the adoption of other "poison pill" measures that could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares (pp. 110-111).

Principal Stockholders, page 117

53.   Disclose the number of your U.S. holders and the percentage of shares held by them (p. 117). See Form 20-F Item 7.A.2.

54.   We note your disclosure in the last sentence of footnote (1). Please note that we may have further comments after you revise your table. Your revised disclosure should identify the entities that hold an interest in KASLION as well as the individuals that have voting and dispositive control over the shares held by those entities.

Description of Capital Stock, page 118

Authorized Share Capital, page 118

55.   With a view toward clarified disclosure, please tell us what you mean by
        "existing" in the last sentence of this section.

Shares Eligible for Future Sale, page 121

56.   Please disclose the number of outstanding shares subject to the lock-up
        agreements. Please also quantify the number of restricted shares held by non-
        affiliates that will be eligible for sale under Rule 144 after the expiration of the
        lock-up period and the number of restricted shares held by affiliates that will be
        subject to the volume and other restrictions of Rule 144 after that date.

Description of Indebtedness, page 123

Guarantors, page 129

57.   We note that your registration statement filed to exchange the Existing Secured
        Notes for publicly traded ones does not include NXP Semiconductors Austria
        GmbH. Please reconcile your disclosure in regards to these notes and the other
        notes included in that registration statement.

Certain Tax Considerations, page 133

58.   We note from your first sentence that you do not disclose "all aspects of Dutch
        tax law which could be of relevance to a holder of shares." Please revise to
        remove the implication that you have not disclosed all material information, or
        revise your disclosure as necessary to include a discussion of all material
        information. Similarly, please revise the heading of your tax disclosure.

Taxation of Dividends, page 137

59.   Refer to the second sentence in this section. Please disclose when a dividend is
        constructively received.

60.   Regarding disclosure in the second paragraph of this section, please clarify:

        •   which *certain* dividends are subject to reduced tax rates;

        •   why you cannot give assurance regarding your status as a qualified foreign
            corporation; and

- what the length of the minimum holding period is.

61.   Please revise to disclose the conditions you refer to in the second sentence of the first full paragraph on page 138.

Passive Foreign Investment Company, page 138

62.   Discuss the potential consequences to your U.S. holders should the I.R.S. determine that you are a passive foreign investment company ("PFIC") for a particular year. In this regard briefly describe the "mark to market" and "QEF" elections that a U.S. holder may take to reduce the adverse consequences of your PFIC status. Further disclose whether you would furnish the information required for a U.S. holder to take the QEF election (p. 138).

Taxation of Capital Gains, page 138

63.   We note your use of the term "generally" in the first and last sentence of this section. With a view toward disclosure, please tell us why you cannot state the tax implication with certainty.

Underwriting, page 140

64.   We note your disclosure in the fourth full paragraph on page 142. Please disclose the amount of transaction fees that were paid to any of the lead underwriters in connection with the separation from Philips in 2006, as well as the other transactions described in the following four paragraphs.

65.   Given your disclosure in the second and third full paragraphs on page 143, please tell us what consideration you gave to compliance with NASD Rule 2720. We may have further comment.

Where You Can Find More Information, page 148

66.   Plainly state that your Exchange Act reports and other SEC filings will be available through the SEC's EDGAR system (p. 148).

67.   Disclose that, as an Exchange Act reporting company, you will file an Exchange Act annual report on Form 20-F, and interim reports and other documents required pursuant to Dutch law under cover of Form 6-K. Further disclose that, while your Form 20-F annual report for your fiscal year ended December 31, 2010 will be due six months following the end of that year, for fiscal years ending on or after December 15, 2011, you will be required to file your Form 20-F annual report within 120 days after the end of each fiscal year (p. 148). See Release No. 33-8959 (September 23, 1998), 73 FR 58300 (October 6, 2008).

Index to Combined Financial Statements, page F-1

68.   We note from your disclosure on page 5 that you intend to effect a reverse stock
       split prior to the consummation of this offering. In this regard, please tell us your
       consideration of the guidance outlined in FASB ASC 260-10-55-12 and SAB
       Topic 4:C.

Report of Independent Registered Public Accounting Firm, page F-3

69.   We note the signature on the audit report included in the registration statement
       filed in EDGAR is signed by an individual representing the firm and not the
       accounting firm. Tell us how this is consistent with AU Section 508.08 (i).
       Discuss any legal requirements in the country where the report was issued, in this
       case the Netherlands, that mandates that a report be signed by the individual
       partner.

Note 27. Long-term debt, page F-61

Debt exchange and repurchase, page F-62

70.   We note through a series of transactions during the year-ended December 31,
       2009, you reduced total long-term debt by approximately $1.3 billion. Please
       describe for us in greater detail the transactions that occurred during the second
       and third quarter of 2009 which reduced overall debt by $517 million and $814
       million, respectively. Specify the face value of the notes retired and the cash or
       other consideration paid in exchange. Please describe the appropriate U.S. GAAP
       which supports your accounting for the transactions and the resultant gain on
       extinguishment.

71.   In this regard, we noted the following:

       •   your subsidiary, NXP B.V., has debt instruments that are registered under the
           U.S. Securities Act,

       •   the notes are fully and unconditionally guaranteed jointly and severally, on a
           senior basis by certain of NXP B.V.'s current and future material wholly
           owned subsidiaries ("Guarantors") and

       •   NXP B.V. and each Guarantor have granted first priority liens and security
           interests in all present and future shares of capital stock of (or other ownership
           or profit interests in) various present and future direct subsidiaries.

Based on these facts, please tell us your consideration of the reporting
requirements of Rule 3-10 and Rule 3-16 of Regulation S-X.

Note 33. Share-based Compensation, page F-67

72.   Please revise your disclosure to include in the notes to your financial statements
the following information for equity instruments granted during the 12 months
prior to the date of the most recent balance sheet included in your registration
statement:

- For each grant date, the number of options or shares granted, the exercise
price, the fair value of the common stock, and the intrinsic value, if any, per
option;

- Whether the valuation used to determined the fair value of the equity
instruments was contemporaneous or retrospective; and

- If the valuation specialist was a related party, a statement indicating that fact

See paragraph 179 of the AICPA's Audit and Accounting Practice Aid "Valuation
of Privately- Held- Company Equity Securities Issued as Compensation."

Note 36. Other financial instruments, derivatives and currency risk, page F-71

73.   We see you indicate herein that changes in the fair value of foreign currency
accounts receivable/payable as well as changes in the fair value of the hedges of
accounts receivable/payable are reported in the statement of operations under cost
of sales. Please describe the appropriate U.S. GAAP which supports your income
statement presentation of the referenced foreign currency transactions.

Note 37. Restated segmentation, page F-73

74.   Disclosure of long-lived assets by geographic area should present tangible assets
only and should not include intangibles. Please revise your disclosures to comply
with FASB ASC 280-10-55-23.

Note 39. Subsequent events, page F-78

75.   We see you indicate on February 8, 2010 Trident completed its acquisition of
NXP's television systems and set-top box business lines and that subsequent to
the closing of the acquisition, NXP owns approximately 60% of the outstanding
stock of Trident. We also see that NXP will account for its investment in Trident
under the equity method. Please specifically tell us why you believe U.S. GAAP

supports the use of the equity method of accounting for NXP's (your) investment in Trident.

Item 8. Exhibits…, page II-2

76. Please tell us where you filed exhibits 4.1, 4.3, 4.4, 4.5, 10.3, and 10.4.

77. Please file, or tell us why you are not required to file, your agreement with Virage Logic for the use of its intellectual property and services mentioned in the first bullet point on page 46 and the registration rights agreement mentioned on page 122.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Kuhar at (202) 551-3662 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3625 with any other questions.

Sincerely,

Mary Beth Breslin
Senior Attorney

cc (via fax):   Nicholas J. Shaw, Esq.
                Simpson Thacher & Bartlett LLP